Final Term Sheet

Filed pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-158778
September 20, 2011

Bill Barrett Corporation $400,000,000 7 5/8% Senior Notes due 2019

The following information supplements the preliminary prospectus supplement dated September 20, 2011 and supersedes such preliminary prospectus supplement to the extent that it is inconsistent therewith.  Financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

Term Sheet

Issuer:	Bill Barrett Corporation (“BBG”)

Principal Amount:	$400,000,000

Title of Securities:	7 5/8% Senior Notes due 2019

Maturity:	October 1, 2019

Offering Price:	100.000%

Coupon	7 5/8%

Yield-to-Maturity:	7 5/8%

Net Proceeds Before Expenses	$393,000,000

Gross Spread (%):	1.750%

Interest Payment Dates:	April 1st and October 1st

Record Dates:	March 15th and September 15th

First Interest Payment Date:	April 1, 2012

Optional Redemption:	Make-whole call @ T+50 prior to October 1, 2015, then:

	On or after:	Price:
	October 1, 2015	103.813%
	October 1, 2016	101.906%
	October 1, 2017 and thereafter	100.000%

Equity Clawback:	Up to 35% at 107.625% plus accrued interest until October 1, 2014
Change of Control:	Put at 101% of principal plus accrued interest

Joint Book Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$144,000,000
	J.P. Morgan Securities LLC.	$48,000,000
	Deutsche Bank Securities Inc.	$36,000,000
	Wells Fargo Securities, LLC	$36,000,000

Co-Managers:	BMO Capital Markets Corp.	$17,000,000
	BNP Paribas Securities Corp.	$11,000,000

	Banco Bilbao Vizcaya Argentaria, S.A.	$11,000,000
	Credit Suisse Securities (USA) LLC	$11,000,000
	Lloyds Securities Inc.	$11,000,000
	Mitsubishi UFJ Securities (USA), Inc.	$11,000,000
	U.S. Bancorp Investments, Inc.	$11,000,000
	Comerica Securities, Inc.	$9,000,000
	Scotia Capital (USA) Inc.	$9,000,000
	SunTrust Robinson Humphrey, Inc.	$9,000,000
	Howard Weil Incorporated	$8,000,000
	Barclays Capital Inc.	$6,000,000
	BOSC, Inc.	$6,000,000
	Goldman, Sachs & Co.	$6,000,000

Trade Date:	September 20, 2011

Settlement Date:	September 27, 2011 (T+5)

Distribution:	Registered Offering

Use of Proceeds:	Bill Barrett Corporation will use the proceeds of this offering to repay borrowings under its revolving credit facility and for general corporate purposes.

CUSIP Number:	06846N-AC8

ISIN Number:	US06846NAC83

Pro Forma Ratio of Earnings to Fixed Charges

As adjusted for the issuance of notes in this offering and application of net proceeds of the offering to repay borrowings under our credit facility, the ratio of earnings to fixed charges on a pro forma basis for the year ended December 31, 2010 and the six months ended June 30, 2011 would have been 2.1x and 2.4 x, respectively.

Other Information

As of June 30, 2011 and September 20, 2011, in each case, on a pro forma basis after giving effect to the application of the net proceeds from the sale of the notes as set forth under “Use of Proceeds,” above, the total outstanding principal amount of our long term indebtedness would have been $822.5 million and we would have had approximately $674 million in additional borrowing capacity under our revolving credit facility (after giving effect to a required $100 million borrowing base reduction and a $26 million letter of credit), which, if borrowed, would be secured debt effectively senior to the notes to the extent of the value of the collateral securing that indebtedness.

The issuer intends to use at least 5% of the net proceeds of this offering to repay indebtedness owed by us to certain affiliates of the underwriters who are lenders under our revolving credit facility. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority. This rule provides that if at least 5% of the net proceeds from the sale of debt securities, not including underwriting compensation, are used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of this prospectus supplement and exercise the usual standards of due diligence with respect thereto. Howard Weil Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer or underwriter will arrange to send you the prospectus and other documents the Issuer has filed with the SEC if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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